UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25
Commission File Number: 000-49768
NOTIFICATION OF LATE FILING
(Check One):	[X] Form 10-K	[ ] Form 11-K	[ ] Form 20-F	[ ] Form 10-Q	[ ] Form N-SAR
[ ] Form N-CSR

	For Period Ended:	December 31, 2007

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:_______________

PART I — REGISTRANT INFORMATION

Full name of registrant: MedPro Safety Products, Inc.
Former name if applicable: Dentalserv.com
Address of principal executive office (street and number): 817 Winchester Road, Suite 200
City, state and zip code: Lexington, KY 40505

PART II — RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

|X|	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date: and

	(c)	The accountant’s statement or other exhibit is required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

MedPro Safety Products, Inc. (the “Company”) became a registered company under the 1934 Act on December 28, 2007, through a merger with a “shell company” with nominal assets and no operations. Concurrently, investors purchased newly issued convertible preferred stock and stock purchase warrants. The Company is unable, without unreasonable effort or expense, to file its Form 10-K for the year ended December 31, 2007 within the prescribed time period due to numerous technical accounting issues that arose as a result of the December 28, 2007 transactions and must be resolved in connection with the audit of its financial statements for the period. The Company anticipates filing its Form 10-K for the year ended December 31, 2007 no later than fifteen calendar days following the prescribed due date.

PART IV — OTHER INFORMATION

     (1)      Name and telephone number of person to contact in regard to this notification:

Marc T. Ray	(859)	225-5375

Name	Area Code	Telephone Number

     (2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).   |X| Yes   |_| No

     (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes   |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Because the Company’s predecessor was a shell company with nominal assets and no business operations, and the Company is an operating company, the results of operations for the Company’s fiscal year ended December 31, 2007 will bear no relation to the results reported by its shell company predecessor for the prior fiscal year.

    MedPro Safety Products, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 2008	By:	/s/ Marc T. Ray

Printed Name: Marc T. Ray
Title: Chief Financial Officer